









INVEST IN **QUANTBASE**

Automated high risk investments in stocks, crypto, NFTs, and alternative assets

PITCH VIDEO   INVESTOR PANEL

High-risk investing made effortless.
Automate your high-risk investing with professionally-crafted, passive portfolios.
GET STARTED
$70M+
Assets committed
4,000+
Users
97%
Satisfaction rate

LEAD INVESTOR

Karthikeyan Mohan

Som is a driven and passionate individual when it comes to investing. Som and Thomas have put their decade of High-Risk investing experience into a product that is simple to use for a retail investor. Quantbase is an excellent platform that provides the retail users with the automated approach to high-risk investing in these modern times with crypto, NFT to name a few. I am excited to be part of this venture. Retail investors in these modern times need to act quick for high returns in these times and Quantbase aims at providing this.

Invested $8,000 this round

beta.getquantbase.com   New York NY

Technology | Software | Main Street | B2C | Cryptocurrency

Highlights

1. Nearly $300k+ raised from hedge fund execs, VC, YC alumni, and a NYT-featured influencer w/ 600k followers
2. 4,000+ on waitlist with $0 ad spend
3. $70M+ AUM soft committed by waitlist users
4. High risk investing has exploded from $0.5T in assets in 2020, to nearly $5T today
5. Team has past exits, background at hedge funds, portfolio management, full-stack software, and AI
6. SEC-registered investment advisor

Our Team

Thomas Stewart Co-Founder and CEO

Full-stack SWE. UVA. Graduated HS in 2 years, published a physics paper at 16, and started working in the UVA particle physics lab at 17. Before Quantbase, I built 3 profit-generating businesses - including a successful exit in March 2020.

Thomas Stewart Co-Founder and CEO

Full-stack SWE. UVA. Graduated HS in 2 years, published a physics paper at 16, and started working in the UVA particle physics lab at 17. Before Quantbase, I built 3 profit-generating businesses - including a successful exit in March 2020.

We're builders and investors ourselves. Quantbase started as a collection of personal portfolios we've developed from years of experience automating high risk investing, including in a $1m+ institutional fund, automating strategies from investment papers and hedge fund research.

Som Mohapatra Co-Founder and CIO

Full stack SWE, RPA developer, and institutional portfolio manager. UVA. Published a book in

















college, have been automating high-risk investing in stocks and crypto for nearly a decade.

Pitch

Quantbase
High-risk fully automated funds for retail investors.
Seed Round Financing

High-Risk Investing Today is the Wild West
Choice paralysis
Ends with vast nonconsumption
Hours of coursework
Many investors self-learn coding and trading strategies
Constant research
Balancing excel sheets, crowdsourced research from Reddit, and paying for investment digests
Current options suck
The result: 7x leverage, YOLOing, or otherwise taking big risks
Retail investors have to do all the work themselves

The Problem
Time
Skill
Diversification
The problem is a lack of standardization in high-risk investing

Our Solution
Evaluate
Deposit
Hands Off
Quantbase is standardizing high risk investing

Who Wants This?



- Avg. pledged user deposit: $16.1k
  - 3,000 users on waitlist
  - 21% growth WoW

We've gotten to a $50M AUM waitlist with $0 ad spend

Market Size

	Retail trading volume As a % of total (US)	Wall Street Bets Total community subscribers	Market Cap High risk assets
Dec. 2020	10%	900K	$0.5T
Aug. 2021	33%	10.1M	$4.3T

High-risk investing is huge and growing fast - high-risk funds are inevitable

Competitive Landscape

	Quantbase	Titan	Robinhood	Betterment	Vanguard
Passive for investor					
Transparency in investment picks					
Offers crypto					
Definition of high risk	Crypto, quant strats, leverage, NFTs, wine, art, etc.	Innovation focused stocks	Self-select options + stocks	80/20 US stocks + bonds	Small-cap stocks

We're unapologetically for high-risk investors

Our Target Market

Early Adopter Demographics	
Demographic	**Result**
Avg. age	31
Education	91% have BA or higher, 35% have adv. degree
Years of investing	50% are 0-3, 79% are 7 or less
Risk profile	4/5
Time spent investing	30 mins/day
Skill level	2.9/5 (slightly above average)
Occupation	Tech, banking, VC, students, consultants, entrepreneurs

Quantbase early adopters are busy, educated knowledge workers aged 22-45

How Quantbase Works

Pick a fund to invest in

We currently allow ACH transactions. Soon to come: debit, IRAs, crypto wallets, Acorns-esque services





Follow your

Quantbase, in the background:

1. **Connects users** to pertinent brokerages (for equities, crypto, alternative assets)

2. Automatically creates accounts with **KYC information**

3. Takes investment/divestment amount (in $) and manages investment/divestment in direct assets through brokerages → **we hold none of the user's money**

















Follow your holdings

A dedicated dashboard to track holdings by fund, by asset, and by asset class

4. Rebalances strategies and portfolios **automatically**
5. Tracks **cost basis per asset** for tax season

1-3% transaction fee

Investor behavior data

Internal hedge fund

We want a monopoly on the 20% of each investor's wallet reserved for risk

3 Core Risks

Long term moat

LT customer acq.

Platform risk

Talking about risk seems to be a community-builder

Some of Our Backers

Dorm Room Fund

- Subsidiary VC of First Round Capital
- Backed fintech firms Vise AI, and Stacks

Network

Austin Hankwitz

- Finance content creator featured on Bloomberg, NYT, CNBC
- 510K followers
- Brought Betterment $66M in AUM from 15,000 users

Go to market

Adam Moelis

- Y Combinator S20
- Founded Yotta, a lottery-based savings app with 10K+ users

Institutional infrastructure

Mark Brown, et al

- Founded Brown & Safarin, the largest CME trading firm 2000-2010
- Access to Tudor Financial Group

Hedge funds, trade execution, securities law

Each one of our investors contributes much more than capital